John Hancock Financial Services, Inc.

John Hancock Place

Post Office Box 111

Boston, Massachusetts 02117

(617) 572-0320

Fax: (617) 572-9161

E-mail: pminella@jhancock.com

Paula J. Minella

AVP and Counsel

VIA EDGAR

May 9, 2014

Sonny Oh, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.)
John Hancock Life Insurance Company (U.S.A.) Separate
Account A
“Accumulation Variable Universal Life 2014” (National Version)
Initial Registration Statement filed on Form N-6
File Nos. 811-4834 and 333-193994

John Hancock Life Insurance Company of New York
John Hancock Life Insurance Company of New York
Separate Account B
“Accumulation Variable Universal Life 2014” (NY Version)
Initial Registration Statement filed on Form N-6
File Nos. 811-8329 and 333-193995

Dear Mr. Oh:

On February 18, 2014, John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York (collectively, the “Companies”) and their corresponding separate accounts filed initial registration statements relating to a new variable life insurance policy known as Accumulation Variable Universal Life (“AVUL”). On behalf of the Companies and their respective separate accounts (collectively, the “Registrants”), we are responding to your follow-up comments conveyed by telephone on May 6, 2014. We repeat in bold face type below each comment and set forth Registrants’ response thereto. Except as the context otherwise requires, the responses relate to both the National Version and the NY Version.

Prospectus

1.	Summary of Benefits and Risks (page 4)

a.	As with other risks discussed in the summary, please summarize the market timing and disruptive trading risks on page 6 and then provide a cross-reference to the more detailed discussion of the risks to be provided later in the prospectus, e.g., page 32.

In doing so and subject to further staff review, please ensure that all disclosure required by Item 6(f) is provided.

The “Market timing and disruptive trading risks” section on page 6 was developed with a great deal of internal review and has been maintained for several years as a common element across all of our product prospectuses. In order to maintain uniformity, if we are going to revise this disclosure to further summarize it, our preference would be to do so across all of our prospectuses. Accordingly, we ask the staff to allow us to go effective with the existing disclosure while we consider a further summarized version of this disclosure to be used in the next annual post-effective amendment filings for all prospectuses.

2.	Fee Tables (page 8)

a.	For the surrender charge and all other charges in the three tables that depend on a policy owner’s characteristics, please provide an appropriate footnote as required by Instruction 3(b) of Item 3, that discloses that the charges shown in the table may not be representative of the charge that a particular policy owner will pay and how an owner may obtain more information about the particular cost that would apply to him or her.

The Registrants will revise the footnotes for the three tables as required by Instruction 3(b) of Item 3. The Registrants may decide to retain the existing disclosure that is currently in the template preamble, although they recognize this disclosure is not required by Form N-6. Since this disclosure at issue with the staff is in all of our prospectuses, and given our objective to maintain uniformity among them, our preference would be to make this change simultaneously across all prospectuses. Accordingly, we ask the staff to allow us to go effective with the existing disclosure, and we will include the requested changes in the next annual post-effective amendment filings for all prospectuses.

b.	Please reconcile the fact that the Guaranteed Rate for the minimum charge for the Cost of Insurance on page 9 and the Return of Premium Death Benefit Rider on page 10 are higher than their respective Current Rates.

The Registrants will revise the information in the Tables on pages 9 and 10 concerning the Cost of Insurance Charge and the Return of Premium Rider charge to reflect the same changes agreed upon by telephone for PVUL 12 in May 2012.

3.	Description of charges at the policy level (page 35)

a.	In addition to disclosing the consideration received in exchange for a particular charge, please also specify the applicable charge, e.g., loan interest rate and transfer fee at the top of page 36 rather than cross-referencing to another part of the prospectus. Item 5(a).

The Registrants have revised the disclosure for the “Loan interest rate” and “Transfer fee” to read as follows:

Loan interest rate: We will charge interest on any amount you borrow from your policy. The interest charged on any loan is an effective annual rate of 3.25% in the first ten policy years and 2.00% thereafter. However, we reserve the right to increase the percentage after the tenth policy year to as much as 2.25% (see “Policy loans”).

Transfer fee: We currently do not impose a fee upon transfers of policy value among investment accounts, but reserve the right to impose a fee of up to $25 for any transfer beyond an annual limit (which will not be less than 12) to compensate us for the costs of processing these transfers (see “Policy loans”).

b.	The explanation of the calculation of the surrender charge on page 36 is very ambiguous in part due to the complete lack of disclosure of how the “alternate surrender charge” in prong (b) is calculated. In addition, the example should be clearer as to what the $28,050 and $30,070 values represent and how they were determined. Please revise accordingly.

The Registrants have revised the surrender charge language (see tracked changes below) and related example beginning on page 36 to address the staff’s concerns as follows:

Surrender charge - A charge we deduct if the policy lapses or is surrendered, or if the Base Face Amount is reduced within the first ten policy years. We deduct this charge to compensate us for sales expenses that we would otherwise not recover in the event of early lapse, a surrender or a reduction in Base Face Amount. The surrender charge amount is determined by a formula that is set out in your policy, and is impacted by your age, sex, risk classification, Base Face Amount, death benefit option and the amount of premiums paid in policy year 1. The surrender charge decreases each month and becomes zero at the end of the tenth policy year.

The surrender charge is equal to the lesser of (a) and (b), multiplied by the Surrender Charge Grading Factor in your policy, where

(a)	is a surrender charge for the Base Face Amount at issue, indicated in the Policy Specifications page of the policy, less the result of 4.11% multiplied by the sum of premiums paid in the first policy year, and

(b)	is an alternate surrender charge for the Base Face Amount at issue, also indicated in the Policy Specifications page of the policy

Both calculations (a) and (b) are intended to enable us to recoup acquisition expenses incurred in relation to the sale of your policy. The calculation in (a) limits the surrender charge amount in some cases to make sure that your policy conforms to applicable state non-forfeiture laws.

For an example showing how the surrender charge is determined, assume a policy on a male age 45 nonsmoker, providing a $1,000,000 death benefit Option 2 with no riders, paying a Target Premium of $17,090 as of policy year 1, and subject to an applicable Surrender Charge Grading Factor of 100% in policy year 1.

To determine the surrender charge in (a), we subtract from $28,040 the product of 4.11% multiplied by the sum of premiums paid in policy year 1 ($17,090). The result is $27,337.60 – i.e., $28,040 – 4.11% x $17,090 = $27,337.60. We then compare this to the surrender charge amount in (b) indicated in the Policy Specifications page. In our example above, the surrender charge amount in (b) is $30,070.

The lesser of the amounts in (a) and (b) is the $27,337.60, which is the amount derived from the calculation in (a), and thus, that is the amount of the surrender charge that would be applied. In this example, where the surrender occurs in the first policy year, the Surrender Charge Grading Factor that would be applied to the surrender charge is 100%, and therefore the surrender charge for this example is $27,337.60 – i.e., $27,337.60 x 100% = $27,337.60. The surrender charge is dependent upon the policy year during which a reduction in Base Face Amount, lapse or surrender occurs, and the Surrender Charge Grading Factor percentage is graded down over the policy duration until the tenth policy year.

Part C

4.	Please file any applicable custodian agreements as required by Item 26(b). Moreover, when including any agreements as exhibits, please file actual agreements, rather than forms of agreement when possible.

There is no custody agreement that applies to any assets of the Registrants. Accordingly, the Registrants have revised the disclosure in Item 17 of the Statement of Additional Information to read as follows: There is no custody agreement that applies to any assets of the Registrants. The only assets of the Registrants consists of shares of underlying funds that are registered as management-type investment companies, and those shares are held in book-entry form.

When the Registrants are filing agreements as exhibits, the Registrants will file actual agreements rather than forms of agreements when possible.

We hope you find these responses satisfactory. If you have questions or further comments about this matter, please contact the undersigned at 617.572.0320.

Very truly yours,

/s/ Paula J. Minella

Paula J. Minella